TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

CERTIFICATE

Pursuant to subsection 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), and in connection with the special meeting of shareholders of Pacific Rim Mining Corp. (the "Company") to be held on November 21, 2013 (the "Meeting"), the undersigned, Barbara Henderson, Vice President, Investor Relations, and Corporate Secretary of the Company, hereby certifies for and on behalf of the Company (and not in a personal capacity) that the Company:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying upon section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

Dated as of this 24th day of October, 2013.

PACIFIC RIM MINING CORP.

Per:	"Barbara Henderson"
Barbara Henderson
Vice President, Investor Relations and
Corporate Secretary